Filed by Genesis Lease Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Genesis Lease Limited
Exchange Act Commission File No: 1-33200
     The following is a transcript of a conference call held by AerCap Holdings N.V. and Genesis Lease Limited on September 18, 2009 in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited.

FINAL TRANSCRIPT
Thompson StreetEvents
AER - Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
Event Date/Time: Sep 18, 2009 / 12:30PM GMT

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
CORPORATE PARTICIPANTS
Peter Wortel
AerCap Holdings N.V. — VP of IR
Klaus Heinemann
AerCap Holdings N.V. — CEO
John McMahon
Genesis Lease — Chairman and CEO
Keith Helming
AerCap Holdings N.V. — CFO
CONFERENCE CALL PARTICIPANTS
Gary Liebowitz
Wells Fargo Securities — Analyst
Mike Linenberg
BAS-ML — Analyst
Gary Chase
Barclays Capital — Analyst
PRESENTATION
Operator:
Good day, ladies and gentlemen, and welcome to AerCap Holdings’ and Genesis Lease’s investor and analyst update conference call. For your information, this conference is being recorded. I would now like to hand you over to one of the hosts of today’s conference, Mr. Peter Wortel, Vice President of Investor Relations for AerCap. Mr. Wortel, please go ahead.

Peter Wortel
Thank you. Good morning, everyone. Welcome to this combined call of AerCap and Genesis. With me today are Klaus Heinemann, CEO of AerCap; John McMahon, CEO of Genesis; Keith Helming, AerCap’s CFO; and Alan Jenkins, Genesis CFO.
Before we begin, I want to remind you that some statements made during this conference call that are not historical facts may be forward-looking statements. Forward-looking statements involve risks and

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
uncertainties that may cause actual results or events to differ materially from those expressed or implied in such statements. The factors that could cause actual results to differ are discussed in the 2008 annual reports on Form 20-F and annual reports on Form 6-K for both AerCap and Genesis and in the F4 registration statements soon to be filed.
Discussions during this conference call will include certain financial measures that were not prepared in accordance with US generally accepted accounting principles. Reconciliations of those non-US GAAP financial measures to the mostly directly comparable US GAAP financial measures can also be found in AerCap’s and Genesis’ 2008 annual reports on Form 20-F and in our reports on Form 6-K and F4 registration statement soon to be filed. The reports referenced are available on the AerCap website at aercap.com in the Investor Relations SEC filings section, and at Genesis’ website at genesislease.com.
In addition, this conference call contains time-sensitive information that reflects management’s best judgment only as of the date of the live call. AerCap and Genesis do not undertake any ongoing obligation other than that imposed by law to publicly update or revise any forward-looking statements to reflect future events, information, or circumstances that arise after this call. Further information concerning issues that could materially affect the performance related to forward-looking statements can be found in the press release dated September 18, 2009.
A copy of the press release and conference call presentation are available on the website of AerCap and Genesis and will also be filed with the SEC. This call is open to the public and is being webcast simultaneously at aercap.com and genesislease.com, and will be archived for reply.
I will now turn the call over to Klaus Heinemann, CEO of AerCap.

Klaus Heinemann
Thank you very much, Peter, and good morning, everyone. We are really delighted here to be able to talk to you for the first time about AerCap’s proposed combination with Genesis, which will create the world’s leading independent aircraft leasing company. With me here today to talk about this announcement is John McMahon, Genesis CEO; Keith Helming, AerCap CFO; and Alan Jenkins, Genesis CFO. We have a short presentation to run through with you first and then we will go into a Q&A.
Let me refer you first to page number 3 of the presentation. I will begin here with outlining a few key points regarding this transaction. At the closing or effective time of this transaction, Genesis will amalgamate with AerCap International Bermuda Limited, a wholly owned subsidiary of AerCap. The combined Company will retain the name AerCap and it will be led by myself as CEO and Keith Helming as CFO. This amalgamation is intended to be a tax-free reorganization under the US Internal Revenue Code, which is likely to be important to many of the Genesis shareholders.
Genesis common shares are currently issued in the form of American depository shares. Each ADS will be canceled and converted into the right to receive one AerCap common, trading last night at $8.81 per share. After conversion, Genesis shareholders will own approximately 29% of the combined Company. An affirmative vote by the Genesis shareholders is required to approve the amalgamation. The affirmative vote is defined by a majority of votes cast at a meeting at which a quorum is present. AerCap shareholder approval is not required.
Prior to the signing of the amalgamation agreement, certain waivers, amendments, and consents were obtained from Genesis’ servicer GECAS and certain lenders under the Genesis debt facilities.
I refer you now to page number 4. The transaction has several significant and important benefits. As mentioned, this will create the leading global aircraft lessor on an independent basis with a capital structure that is independent from any parent. The combined Company will have total assets of nearly

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
$8 billion, an enterprise value of over $6 billion and contracted growth with brand-new aircraft with approximately $4 billion of lease assets under purchase contract. This transaction combines the projected Genesis unrestricted cash of approximately $200 million through 2011, with AerCap’s contracted, placed and term-funded lease assets growth.
The quality of earnings of the combined Company will improve for AerCap shareholders with recurring lease revenue moving to 71% of total revenue and the lease earnings per share will not be dilutive, as we will demonstrate in a later slide. Lastly, the combination of the two companies brings significant cost synergies, increases the global client base, and provides increased liquidity for all shareholders with a combined market capitalization of the group of over $1 billion US at today’s share price.
Page number 5, more specifically for AerCap, the benefits of the combination are as follows. First, AerCap adds 55 aircraft to its fleet. Two, the percentage of lease revenue to total revenue improves by 5 percentage points from 66% to 71%, as mentioned. Third, AerCap will add 23 new airline relationships to our list of customers with a related reduction in customer concentration because of the lack of customer overlap. And fourth, we expect to achieve approximately $10 million of cost benefits based on our benchmarking analysis. As you can see, we have progressed many of our key strategy and financial objectives through this transaction.
I would now like to hand the discussion over to John McMahon, who by the way is one of the founding fathers of AerCap back in the mid 1990s, who will give you a view of the transaction from the Genesis perspective.

John McMahon
Thank you, Klaus, and good morning, everyone. This combination as it does for AerCap, advances our most key strategic and financial objectives in a single transaction. Since our inception, Genesis has pursued, evaluated, and considered many different options to meet these objectives. One of our key objectives was to generate significant portfolio growth. Through this transaction, we bring a significant amount of unrestricted cash to the combined Company while AerCap provides us with competitively priced new aircraft, which are essentially placed and term-funded, as Klaus mentioned. Our current portfolio stands at 55 aircraft.
As a result of this transaction, our shareholders will own 29% of the combined Company with a portfolio of 358 aircraft, with 83 new customer relationships. Along with growth, the Board and management of Genesis has been focused on enhancing shareholder value. This transaction will deliver immediate and significant earnings-per-share accretion to the Genesis shareholders. Based on the 2010 consensus earnings per share estimates from Reuters, EPS accretion is expected to be approximately 118%.
Genesis shareholders have benefited from the recent increase in share price as the market appeared to pick up on news of this transaction. Based on the average of the daily closing prices of the Genesis and AerCap shares during the 30-day trading period from July 31 to September 11, 2009, the exchange ratio of 1-to-1 represents approximately a 45% premium to Genesis shareholders.
As I previously mentioned as a result of this transaction, Genesis shareholders will own 29% of the world’s leading independent aircraft leasing company with total assets of nearly $8 billion. Genesis does not intend to make any further dividend payments to its shareholders between signing and closing of the transaction.
If I turn now to slide 7, a look at the combined Company’s operating and financial numbers clearly demonstrates the benefits of scale, but also shows very similar metrics on some important items. The number of aircraft at the combined Company will be 358, inclusive of managed aircraft and aircraft on order or subject to purchase agreement or letters of intent. This includes the intended purchase of 13

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
aircraft from GECAS. The narrowbody content of each portfolio is similar at 84% to 85% of total. The average age of each portfolio is approximately six to seven years and the average lease term of each portfolio is four to five years. Based on the June 30 financial statements, the total assets of the combined Company are expected to be just under $8 billion and lease assets at approximately $6 billion.
Total debt of the combined Company is expected to be approximately $5.5 billion. And the book equity of the combined Company is at $1.8 billion prior to the impact of purchase accounting. The combined Company will also maintain a reasonably conservative debt to equity ratio of 3-to-1.
With that, I’d like to turn it back over to Klaus.

Klaus Heinemann
Thank you very much, John. I would like to turn your attention to page number 8 of the presentation.
The income-related financials of the combined company are expected to be as follows. Total revenue of USD$1.2 billion and lease revenue of approximately $900 million, both representing annual amounts based on first-half 2009 results. As previously mentioned, the percentage of total revenues from leasing activity will increase for AerCap. Basic rents are expected to be near $750 million and interest expense at around $200 million resulting in a net spread of approximately $550 million. Again, all amounts are annualized based on our first-half 2009 results.
Average lease assets for the combined Company were just under $6 billion for the first half of 2009. This regards a net spread for average assets percentage of 9.4%, a very strong margin for a much bigger combined Company. As you can see, the scale benefits of the merger will be significant.
Page number 9 of the presentation, in order to demonstrate the impact of the transaction to Genesis and AerCap’s earnings per share, in particular AerCap’s leasing earnings per share, we have provided a simple calculation. On the table at the top of this page, we have shown the analyst consensus for 2010 earnings per share for both AerCap and Genesis. Additionally, we have calculated the simple pro forma EPS for the combined Company for total earnings per share and the EPS if the anticipated gain from sales are excluded. Total EPS for the combined Company on this basis is $1.73 and $1.45 excluding the anticipated gain from sales. Both of these EPS numbers are straight mathematical calculations and do not take into consideration any of the benefits that are expected to result from the transaction.
The key number in the top table from our perspective is the AerCap EPS excluding the expected gain from sales, which is $1.73, i.e. our lease-related earnings per share.
If we move to the bottom table, we try to demonstrate the benefits of the transaction in leasing earnings per share. We start first with a straight mathematical calculation of the leasing earnings per share for the combined Company, which is $1.45, as already mentioned. If we add to that amount, first, the expected cost savings based our benchmark analysis; second, the use of a portion of the unrestricted cash to purchase aircraft from GECAS; and three, the estimated income statement impact from purchase accounting adjustments, we come to a leasing EPS for the combined Company that is very similar to AerCap’s stand-alone leasing EPS, $1.75 versus $1.73.
There are two key points to be made from this analysis. First, the EPS for Genesis shareholders will be very accretive. And second, the leasing EPS, which is the most important in terms of recurring profitability will not be dilutive to AerCap. Just for clarity, this analysis of course is prepared to highlight these two points and should not be viewed as guidance. And it should be noted that AerCap still does not currently anticipate paying a dividend.

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
Page number 10, in terms of next steps and the timeline to closing of the transaction, there are several key steps to complete. As soon as practical, AerCap will file a Form 4F registration statement with the SEC. This document will contain the proxy statement for Genesis shareholders and the prospectus for the issuance of AerCap shares. Within 45 days following the SEC completing its review, Genesis will convene a meeting of its shareholders for the purpose of obtaining the required vote. Both parties have agreed to use commercially reasonable efforts to obtain any required regulatory approvals.
During the period between signing and closing, both parties will conduct their business in the ordinary cause except for certain customary negative covenants. Of course the timing of the closing will depend on these items, but we hope to conclude the transaction by the end of this year.
Page number 11 of the presentation, to conclude and summarize. This transaction creates the world’s leading independent aircraft lessor. It combines the Company with access to significant unrestricted cash, with a Company with contracted, placed, and funded growth. It is EPS accretive to Genesis shareholders and it improves the quality of AerCap’s earnings with being not dilutive to earnings from leasing and allows for significant cost synergies, increases the global client base, and related reduction customer concentration and should improve stock liquidity for both sets of shareholders.
And with that, I would like to open the Q&A session.
Operator
(Operator Instructions) Gary Liebowitz, Wells Fargo Securities.

Gary Liebowitz
Thank you. Hello, gentlemen. Klaus, can you talk about what you are buying from GECAS and how it’s going to be financed? I assume the equity portion is going to be from the cash on John’s balance sheet.

Klaus Heinemann
That is correct. It’s a portfolio of 13 aircraft and with the equity portion utilizing cash from the merger and with the debt portion stemming from our UBS warehouse.

Gary Liebowitz
Okay, and what types of assets are you acquiring?

Klaus Heinemann
Sorry?

Gary Liebowitz
What kinds of — should I assume these are all mostly A320s and (multiple speakers)?

Klaus Heinemann

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
These are all current generation narrowbodies, young aircraft split between A320, A319, and 737-700s and -800s.

Gary Liebowitz
Okay, thanks. Also you mentioned, Klaus, that this diversifies your customer base. But what does it do to the overall quality of the customer base? It always seemed like Genesis had a lower utilization rate than you and some of the others. It seems like it always took a while for planes to get back into service longer than expected. But what about the overall quality, not just diversification of your customer base now?

Klaus Heinemann
I don’t see any distinction between the quality of our lessees with that of Genesis. And indeed if you look at the rental collection on the Genesis side, you know that portfolio remains free from significant trouble. What was very important because there is such a lack of overlap of lessees that both of us have in our portfolio that the effect of that is a significant increase of our client base. And as a side effect, significant decrease of single lessee concentrations, which from a risk perspective is a very desirable effect.

John McMahon
And equally, Gary, as you will be well aware, the utilization rates, if that’s what you want to call it, can be somewhat misleading. If you are a Company of two aircraft and one of them is off lease, then it’s at 50%. So the scale of the companies also has to be taken into account.

Gary Liebowitz
That’s fair also. Also on the accounting side, I guess Genesis had a $1.6 billion aircraft asset on its balance sheet. What is that going to be carried over as? Have you done the valuation of that?

Keith Helming
The valuation, Gary — this is Keith — will be done at the closing point. But it will go through — its fair value analysis both for the particular lease assets, as well as every other item on the balance sheet, if you will.

Gary Liebowitz
Okay, thanks. Have you done a lease-by-lease analysis for the 55 aircraft?

Keith Helming
Yes, of course.

Gary Liebowitz

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
Okay, and you suspect any impairments would be necessary?

Keith Helming
Well, there won’t be any impairments. That’s not part of the process of fair value accounting. Effectively, the aircraft are put on the balance sheet at fair value.

Gary Liebowitz
That’s what I meant, any writedowns to fair value?

Keith Helming
No, they will not be. No, there will not be.

Gary Liebowitz
Okay, I’ll get back into the queue. Thank you.

Operator
Mark Linenberg, Bank of America-Merrill Lynch.

Mike Linenberg
Yes, good morning, all, and congratulations. I guess two questions and I did get on the call late, so I may have missed this. But can you talk about whether or not there’s any sort of a regulatory process that you have to go through? I mean not being two US companies, are you required to go through the Hart-Scott-Rodino process because you do trade and file here or anything over with the EU? Anything on the regulatory front with respect to antitrust and merger approvals?

Klaus Heinemann
Yes, there are (multiple speakers) jurisdictions inclusive of the US jurisdictions where we have to get regulatory approval from an antitrust perspective. The three jurisdictions being the US, Germany, and Turkey.

Mike Linenberg
Okay, okay, and then my second question, Klaus, in the past AerCap has been pretty good in focusing on narrowbodies and as you’ve always pointed out, the aircraft that have the most diversified customer base, but now as you become the leading independent aircraft leasing Company globally, how do you —? How should we think about your view maybe moving into widebodies when you think about the larger customer base? And then also when you talk about synergies, etc., should you assume that there will be some benefits given your size when you come back to potentially buying new? Whether it’s with the engine

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
manufacturers or the aircraft manufacturers, how do we think about potential synergies or potential savings just because there’s a real economy of scale benefit with this new business model?

Klaus Heinemann
Well, first part of your question, Mike, I don’t change my view as to the preferred segment of the market simply because it is now a larger company. I still prefer modern, mostly young aircraft in the large narrowbodies. So I feel very comfortable with that portfolio, as that is the majority of this. We also have Genesis’ portfolio. That is all that we are buying from GECAS. So I see no reason to move significantly away from that. And if I do, I do it where I am already, which is in the A330 side, i.e. in the state of the art smaller sized widebodies.
But I don’t see this as a stepping stone into the big widebodies because I am still concerned about the significantly smaller user base of those big widebodies and I am still concerned about the significantly higher transition costs. So I wouldn’t see this as a step to change the cost strategy.
With respect to synergies, very clearly it will put us into the core focus of those manufacturers and I think that’s where you want to go if and when you want to take advantage of your procurement capabilities. And I think both of them will have no doubt where the most significant potential existing and future client is.

Mike Linenberg
Okay, very good. Thank you.

Operator
Gary Chase, Barclays Capital.

Gary Chase
Good morning, everybody. Congratulations. Just two quick questions. First is a follow-up on the regulatory side. Understand that you’ll need to go through some of these hurdles, but you are not anticipating any difficulty there. You’re going to be the largest independent lessor in what is still a very competitive and fragmented marketplace. There’s — there’s no reason to believe that’s anything but process, right?

Klaus Heinemann
You said it. We’re far away from market dominance in any of these markets.

Gary Chase
Okay, okay. And the second one, more importantly for you, Klaus, one of the things that you’ve been highlighting in the communications to investors and we certainly agree with is the thought that the stock price is trading for far less than the value of the assets on the market. I wondered if you could maybe just shed a little light on where you think that relationship exists for the Genesis equity that you are now

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
swapping one for one, whether or not that same relationship exists and whether or not this transaction in any way changes your disposition about at least over time using available cash to try to monetize that opportunity for shareholders?

Klaus Heinemann
Well, two things. First of all, the 1-to-1 exchange ratio shows you that both Boards believe that fundamentally your assumption is correct that if you so wish the discounts to market that both shares represent are materially similar.
The second point is I think the merged Company will make it much clearer that whenever and whoever you assign value to in the franchise, it is much easier to do that in the combined Company because in the case of Genesis that was complicated because part of the franchise was exercised by GECAS. And in the combined case now, there is no doubt that there is a valuable franchise with 116 client relationships in over 50 countries and very important procurement relationships with the manufacturers and the MOs.
So I think between the renormalization of aircraft values and the recognition of that in the share price and the market starting to understand that this is a valuable franchise, both Boards believe that there is significant upside potential in the shares.

Gary Chase
Does this in any way change your ability or the period of time? Does it shorten or lengthen the period of time between now and when you think you will actually have the kind of liquidity that you need to monetize this opportunity that we are talking about?

Klaus Heinemann
Well, clearly, clearly this measure improves the liquidity of the combined group. That was one of the core drivers of this. Right? And therefore it puts us into a better position to look at other opportunities that there might be in the market than Genesis or AerCap would have been in isolation.

Gary Chase
Okay, and what’s the driver of that? What is the liquidity boost?

Klaus Heinemann
Well, the liquidity boost is basically both of us, as you know, have significant free cash flows from operations. Ours are mostly earmarked to deal with our existing contracted CapEx. Genesis’ are not earmarked with any contracted CapEx and therefore the combination of those two clearly gives us much more breathing space than we would have had before.

Gary Chase

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
Okay, and the acquisition of new aircraft, I mean is that consistent with the kind of opportunity that you are typically — that you typically look for? Or is that more about sort of freeing up the management agreement with GECAS?

Klaus Heinemann
John, do you want to comment on that? Because you were closer to the GECAS agreement than I was.

John McMahon
I suppose if you look at the nature of the transaction, there is a number of interested parties involved here. And in that respect, GECAS has done an excellent job as it relates to the servicing of the Genesis portfolio and for the time being, we will continue to do that. But equally, there was a broader perception that perhaps these servicing arrangements might be a barrier for example to this type of transaction. They haven’t proven to be a barrier.
And against that background, it was also useful to execute a transaction, a portfolio transaction on 13 aircraft, which in and of itself as Klaus demonstrated in one of the slides, is earnings positive and helps the leasing EPS for AerCap going forward, or at least for the combined Company going forward.

Keith Helming
And Gary, if I can add — this is Keith — with regard to the cash benefit that we from an AerCap point of view get with this merger, obviously there is a portfolio with GECAS that we are buying initially, so an amount of the cash that we pick up from this merger is going to be utilized for those purchases. And again, 2010 is also still a very heavy year from a CapEx point of view, but this $200 million that we expect to generate in additional liquidity between now and 2012 certainly puts us in a much further position to start considering other market opportunities, including what you referenced there, buy back of shares, buy back of stock, and obviously purchases of more aircraft.
But I think I would suggest initially we are still in the period here where we have to be a little bit cautious about where we spend our money.

Gary Chase
Okay, great, guys. I appreciate it.

Operator
(Operator Instructions) Gary Liebowitz, Wells Fargo.

Gary Liebowitz
Thanks, Klaus. Following up on that last question, is it fair to assume that you expect to sever the GECAS relationship as soon as practical? I can’t imagine you want GECAS determining the fate of your aircraft.

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call

Klaus Heinemann
The answer to that is yes and no. First of all, there’s a long-standing tradition between GECAS and ourselves to jointly service securitization portfolios. That might not be known that much in the market, but for example, the same split of servicing, the same portfolio of aircraft with both parties with AerCap and GECAS jointly exists for many years and works flawlessly for the APG portfolio, which is a portfolio of around 170 aircraft, which is a mid-90s securitization. So there is a long tradition of us cooperating in this area with all the necessary operational and procedures in place and working well.
So for the time being, I’m very happy with letting the situation in the near-term run. What was important to me and this is indeed what we have achieved with GECAS is that I have the option at any point in time to terminate this arrangement. But I’m not at all unhappy with this arrangement at this moment, because we greatly respect GECAS as a competent manager of aircraft portfolio and there’s a long tradition of both of us doing just that for portfolios jointly. And both of us have a key interest in making sure that the securitization market which both of us serve comes back to real life as soon as possible. So I think this is a win-win situation for GECAS and ourselves.

Gary Liebowitz
Okay, and then one for Keith. If I look at slide number 9 where you go through the pro forma annual leasing earnings, I just had a couple of questions there. One is you are assuming $10 million of annual cost savings. Does that number assume that the servicing relationship with GECAS remains in place because that’s almost $7 million a year by my estimate?

Keith Helming
No, that does not consider the servicing of GECAS portfolio. This is really just administration benefits that we expect to potentially achieve across both businesses.

Klaus Heinemann
Yes, so what Gary asked, so this number does not include any benefit from the termination of the servicing arrangement.

Keith Helming
It does not.

Gary Liebowitz
Which could be another $7 million or so a year? Is that the right number?

Keith Helming
Well, we’re not really going to provide you with that information. That’s information that we can’t give you.

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call

Gary Liebowitz
That’s fine. Now the 13 planes that you are acquiring, are those — will GECAS be servicing those or will AerCap be servicing those?

Keith Helming
Those are going to go into our warehouse facilities. Those will be ours.

Gary Liebowitz
Okay, and also, Keith, can you just talk about this line item, the $0.12 benefit from purchase accounting and accounting differences? The only accounting difference I was aware of is the treatment of maintenance expense where you have different policies, but what is the source of this $0.12?

Keith Helming
Well, again, we will go through the fair value analysis. So the assets would be put on at a certain level. We expect to get some depreciation benefits as a result of that. The debt itself will be put on at fair value as well as the derivatives so there could be some benefits on that as well. And we will be changing to our maintenance accounting policy as well. So that’s one of the biggest differences in terms of accounting policies.

Gary Liebowitz
That won’t require any sort of restatement of prior results, would it?

Keith Helming
No, it will not.

Gary Liebowitz
Okay, thank you very much.

Operator
(Operator Instructions)

Klaus Heinemann
Okay, it looks like we’re done, right? Or are there any more questions, Peter?

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call

Peter Wortel
I see one more question popping up from Gary Liebowitz. Is that right?

Operator
Your line is open, Mr. Liebowitz. Please go ahead.

Gary Liebowitz
Thanks, I thought I would try one more. Are there any refinancing opportunities or can you buy the Genesis debt in the open market? Because that spread is much smaller. I presume that is simply a function of interest rates and interest costs.

Klaus Heinemann
The ability for us to purchase securitization debt because as you know, that is the debt that trades below par in the Genesis securitization or in our ALS securitization, is completely open and unchanged from this transaction.

Gary Liebowitz
Okay, and of the $200 million of unrestricted cash that you are acquiring through 2012, how much of that is immediate and what is the $30 million or $40 million a year after this year? (multiple speakers)

Klaus Heinemann
Well, look at the June 30 cash position of Genesis. That pretty much gives you a precise answer.

Gary Liebowitz
But only a portion of that is unrestricted, I thought.

Klaus Heinemann
Sorry, the unrestricted cash position, that’s what I mean.

Gary Liebowitz
And that was only about $66 million, right?

Keith Helming

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call

Yes, that’s correct.

Klaus Heinemann
But in today’s world that — I like $66 million.

Gary Liebowitz
I understand that, but then you add another $30 million a year through 2012. Is that how the math works? Or $40 million?

Keith Helming
Yes, there is an additional X amount generated in 2010, 2011, and 2012 to get to the $200 million. And considering the cost benefits and everything that goes into this transaction.

Gary Liebowitz
Okay, but the additional $66 million or so would fully cover this asset purchase, correct?

Keith Helming
It covers most of it, yes.

Gary Liebowitz
Thank you very much.

Operator
Thank you, ladies and gentlemen. That will conclude today’s question-and-answer session. I would now like to hand the call back to Klaus Heinemann, AerCap’s CEO, for any additional or closing remarks.

Klaus Heinemann
Okay, thank you very much and thank you very much for attending today’s call. I hope that you share some of the enthusiasm that we have here about this transaction because we truly believe that it will create something in a market that is unique in our market segment and it will be just a matter of time before that is reflected in the share price. Of course we are available for follow-on discussions with everybody during the coming days, so we’re looking forward to that. Thank you very much for attending today.

Operator

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
Ladies and gentlemen, that will conclude today’s conference call. Thank you for your participation today. You may now disconnect.
* * *
Forward Looking Statements
This transcript may contain certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are intended to be covered by the safe harbor for “forward-looking statements” provided by the U.S. Private Securities Litigation Reform Act of 1995. In some cases, such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All forward-looking statements included in this transcript are not statements of historical fact but are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in any forward-looking statements. As a result, there can be no assurance that any forward-looking statements included in this transcript will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in any forward-looking statements in this transcript might not occur. Among the factors that could cause actual results to differ materially from those described in any forward looking statements are factors relating to satisfaction of the conditions in the amalgamation agreement between AerCap and Genesis, AerCap’s ability to successfully combine the businesses of AerCap and Genesis and to realize expected synergies from the combination, and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings “Risk Factors” in AerCap’s and Genesis’s respective annual reports on Form 20-F for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of such annual reports on Form 20-F are available online at http://www.sec.gov or on request from the applicable company. Except for any obligation to disclose material information under federal securities laws, AerCap and Genesis do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and AerCap and Genesis do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements.
Additional Information About This Transaction
In connection with the proposed transaction, AerCap will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the proxy statement/prospectus to its shareholders. Genesis investors are urged to read the proxy statement/prospectus (including all amendments and supplements to it) regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’s filings may be obtained free of charge from Genesis’s website (http://www.genesislease.com)

FINAL TRANSCRIPT

Sep. 18. 2009 / 12:30PM, AER — Aercap Holdings N.V. and Genesis Lease to Merge in an All Share Transaction Conference Call
under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’s Investor Relations at +1-212-896-1249.
This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.